Leonard W. Burningham
                              Lawyer
                   Hermes Building * Suite 205
                        455 East 500 South
                 Salt Lake City, Utah 84111-3323
                     Telephone (801) 363-7411
                        Fax (801) 355-7126
                    e-mail lwb@burninglaw.com




December 22, 2005


U. S. Securities and Exchange Commission
450 Fifth Street, N.W. Stop 3561
Washington, D.C. 20549

Attention:     Oscar M. Young, Jr.

Re:            Sanguine Corporation

Dear Mr. Young:

     With respect to your most recent oral comments about Sanguine's failure to fully respond to your comments of July 11, 2005, please be advised as follows:

1. With respect to Comment No. 3, and "where" the contribution was recognized, it was recognized as part of "professional fees" in the Consolidated Statement of Operations for the year ended December 31, 2004;

2. With respect to Comment No. 4, the expense for the warrant was exercised in the year the warrants were granted for in fiscal 2002, as "consulting" on the Consolidated Statement of Operations, at a value of $632,454.82. Regarding APB 14, the warrants, at the time of issuance, did not have a market value (there was no trading market value for the warrants). Therefore, the entire amounts were recorded as debt. The debenture was to mature on February 28, 2004. The warrants were issued in consideration of the debt and were valued at the market value of the common stock on the date assigned. As a result, the Company recognized an expense with an offset to paid-in-capital.

                                              Sincerely yours,

                                       /s/Leonard W. Burningham

                                              Leonard W. Burningham
LWB/sg